Exhibit 99.5

CONSENT

June 19, 2026

VIA SEDAR+

British Columbia Securities Commission

Ontario Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities Service, Newfoundland and Labrador

Financial and Consumer Services Division (Prince Edward Island)

Office of the Superintendent of Securities (Northwest Territories)

Office of the Superintendent of Securities Nunavut

Office of the Yukon Superintendent of Securities

Dear Sirs/Mesdames:

Re:	Uranium Royalty Corp. (the “Company”)
Management Information Circular– Consent of Qualified Person

I refer you to the management information circular of the Company dated June 19, 2026 (the “Information Circular”), including the documents incorporated by reference therein, which is being filed by the Company with the securities regulatory authorities in each of the provinces and territories of Canada.

I hereby consent to being named in the Information Circular and to the use of any extracts from or a summary of the technical report titled “NI 43-101 Technical Report for the Nonoperating Trona Royalty Interests, Green River Basin, Sweetwater County, Wyoming” with an effective date of December 31, 2025 (the “Technical Report”) in the Information Circular and the applicable documents incorporated by reference therein..

I also hereby consent to the public filing of the Technical Report.

I also hereby confirm that I have read the Information Circular and the applicable documents incorporated by reference in the Information Circular and I have no reason to believe there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within my knowledge as a result of the services I performed in connection with the Technical Report.

Yours truly,

/s/ Erik Hemstad
Erik Hemstad, PE
RESPEC Company, LLC